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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 8
                                       TO
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                              GLEASON CORPORATION
                                (Name of Issuer)
                              GLEASON CORPORATION
                         TORQUE ACQUISITION CO., L.L.C.

                JAMES S. GLEASON                                       EDWARD J. PELTA
                 DAVID J. BURNS                                        JOHN W. PYSNACK
                JOHN J. PERROTTI                                        GARY J. KIMMET
JOHN J. PERROTTI AS CUSTODIAN FOR JASON PERROTTI        JOHN J. PERROTTI AS CUSTODIAN FOR CHRISTINE J.
  UNDER THE NEW YORK UNIFORM GIFT TO MINORS ACT          PERROTTI UNDER THE NEW YORK UNIFORM GIFT TO
                                                                          MINORS ACT

                      (Name of Person(s) Filing Statement)
                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                  377339 10 6
                     (CUSIP Number of Class of Securities)
                           --------------------------

                             EDWARD J. PELTA, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                              GLEASON CORPORATION
                             1000 UNIVERSITY AVENUE
                                 P.O. BOX 22970
                           ROCHESTER, NEW YORK 14692
                           TELEPHONE: (716) 473-1000

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                     COPY TO:                                            AND TO:
               BLAINE V. FOGG, ESQ.                              DAVID L. FINKELMAN, ESQ.
     SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP                 STROOCK & STROOCK & LAVAN LLP
                 919 THIRD AVENUE                                    180 MAIDEN LANE
             NEW YORK, NEW YORK 10022                            NEW YORK, NEW YORK 10038
            TELEPHONE: (212) 735-3000                            TELEPHONE:(212) 806-5400

    THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED
                               IN THIS DOCUMENT.
                ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

      This statement is filed in connection with (check the appropriate box):

a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.  / / The filing of a registration statement under the Securities Act of 1933.

c.  /X/ A tender offer.

d.  / / None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.

                           CALCULATION OF FILING FEE:

TRANSACTION VALUATION   AMOUNT OF FILING FEE*
    $193,509,856              $38,702

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 8,413,472 shares of common stock, par value $1.00 per share (the "Shares"), of Gleason Corporation, a Delaware corporation (the "Company"), at a price of $23.00 per Share in cash. As of November 30, 1999, there were 9,589,195 Shares issued and outstanding. Certain stockholders of the Company, owning in the aggregate (1) 1,458,983 Shares and (2) 472,322 unexercised options to acquire Shares under various employee stock option plans of the Company as of November 30, 1999, have agreed not to tender their Shares (which in the aggregate total 1,931,305 Shares, including Shares underlying options) pursuant to the Offer. Based on the foregoing, the maximum number of Shares available to be tendered pursuant to the Offer is 8,413,472 Shares, which is equal to the number of Shares outstanding on a fully diluted basis as of November 30, 1999 less the aggregate number of Shares and options to acquire Shares owned by the non-tendering stockholders. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:           $38,702          Filing party:         Torque Acquisition Co., L.L.C.
Form or registration no.:         Schedule 14D-1   Date filed:           December 15, 1999

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
                                  INTRODUCTION

    This Amendment No. 8 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 amends and supplements the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (the "Schedule 13E-3") originally filed on December 15, 1999 by Gleason Corporation, a Delaware corporation (the "Company"), the issuer of the equity securities which are the subject of a Rule 13e-3 transaction, Torque Acquisition Co., L.L.C., a Delaware limited liability company and wholly owned subsidiary of Vestar Capital Partners IV, L.P. ("Acquisition Company"), and certain stockholders of the Company in connection with a joint offer by the Company and Acquisition Company (the "Offer") to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999, the supplement thereto, dated February 4, 2000, and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1. The Company, Acquisition Company, James S. Gleason, David J. Burns, John J. Perrotti, John J. Perrotti as Custodian for Jason Perrotti under the New York Uniform Gift to Minors Act, John J. Perrotti as Custodian for Christine J. Perrotti under the New York Uniform Gift to Minors Act, Edward J. Pelta, John W. Pysnack and Gary
J. Kimmet hereby amend and supplement the Schedule 13E-3 as follows:

ITEM 16. ADDITIONAL INFORMATION.

    Acquisition Company and the Company have amended the Merger Agreement to reduce the minimum number of Shares required to be tendered in the Offer (the "Minimum Condition") to 4,862,749 Shares. The Purchasers have also extended the Offer until 12:00 midnight, New York City time, on February 17, 2000. The Offer had previously been scheduled to expire at 12:00 midnight, New York City time, on February 10, 2000.

    Pursuant to the amended Merger Agreement, Acquisition Company has agreed to purchase the first 4,862,749 Shares tendered pursuant to the Offer, and the Company has agreed to purchase all Shares tendered in excess of 4,862,749 Shares. However, if 6,135,061 or more Shares are tendered pursuant to the Offer, Acquisition Company will purchase the first 2,318,126 Shares tendered, and the Company will purchase all Shares tendered in excess of 2,318,126 Shares. The Purchasers have received a revised bank commitment letter from Bankers Trust Company to provide the debt financing necessary to complete the Offer and the Merger. The revised bank committment letter is attached hereto as Exhibit (a)(4) and is incorporated herein by reference.

    The new Minimum Condition, together with the Shares owned by the Gleason Foundation and management, will represent two-thirds of the outstanding Shares, thereby assuring a favorable vote on the second-step Merger. The reduction in the Minimum Condition was made in order to facilitate the completion of the Offer in light of Acquisition Company's willingness to forego the benefits of recapitalization accounting treatment, which initially had necessitated a higher Minimum Condition.

    The amendment to the Merger Agreement was unanimously approved by the Board of Directors of the Company (the "Board") following the unanimous recommendation of an independent Special Committee of the Board. The Board, based on the unanimous recommendation of the Special Committee, continues to recommend that the Company's stockholders accept the Offer and tender their Shares. The amendment to the Merger Agreement is attached hereto as Exhibit (c)(25) and is incorporated herein by reference.

    According to ChaseMellon Shareholder Services, L.L.C., the depositary for the Offer, as of 12:00 midnight on February 3, 2000, 4,897,987 Shares had been validly tendered and not withdrawn pursuant to the Offer.

    On February 4, 2000, Acquisition Company and the Company commenced dissemination of a supplement to the Offer to Purchase (the "Supplement") to the stockholders of the Company. The Supplement is attached hereto as Exhibit (d)(9) and is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

    Item 17 is hereby amended and supplemented by the addition of the following exhibits thereto:

    (a)(4) Revised Bank Commitment Letter, dated February 3, 2000, attached as Exhibit (b)(4) to the Schedule 14D-1 and incorporated herein by reference.

    (c)(25)  Amendment No. 1 to Agreement and Plan of Merger, dated as of
             February 3, 2000, attached as Exhibit I to the Supplement to the Offer to Purchase attached hereto as Exhibit (d)(9) and incorporated herein by reference.

    (d)(9)   Supplement, dated February 4, 2000, to the Offer to
             Purchase, dated December 15, 1999, attached as
             Exhibit (a)(11) to the Schedule 14D-1 and incorporated herein by reference.

    (d)(10)  Letter of Transmittal, attached as Exhibit (a)(12) to the
             Schedule 14D-1 and incorporated herein by reference.

    (d)(11) Notice of Guaranteed Delivery, attached as Exhibit (a)(13) to the Schedule 14D-1 and incorporated herein by reference.

    (d)(12)  Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees, attached as Exhibit (a)(14) to the Schedule 14D-1 and incorporated herein by reference.

    (d)(13)  Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees, attached as
             Exhibit (a)(15) to the Schedule 14D-1 and incorporated herein by reference.

    (d)(14)  Letter to Stockholders of the Company from James S. Gleason,
             Chairman of the Board and Chief Executive Officer of the Company, attached as Exhibit (a)(16) to the Schedule 14D-1 and incorporated herein by reference.

    (g)(13)  Press Release, dated February 4, 2000, attached as
             Exhibit (g)(13) to the Schedule 14D-1 and incorporated herein by reference.

                                   SIGNATURE

    After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2000

                                                       GLEASON CORPORATION

                                                       By:    /s/ EDWARD J. PELTA
                                                              --------------------------------------
                                                       Name:  Edward J. Pelta
                                                       Title: VICE PRESIDENT, GENERAL COUNSEL AND
                                                              SECRETARY

                                                       /s/ JAMES S. GLEASON
                                                       ---------------------------------------------
                                                       James S. Gleason

                                                       /s/ DAVID J. BURNS
                                                       ---------------------------------------------
                                                       David J. Burns

                                                       /s/ JOHN J. PERROTTI
                                                       ---------------------------------------------
                                                       John J. Perrotti

                                                       /s/ JOHN J. PERROTTI
                                                       ---------------------------------------------
                                                       John J. Perrotti,
                                                       AS CUSTODIAN FOR JASON PERROTTI
                                                       UNDER THE NEW YORK UNIFORM GIFT TO MINORS ACT

                                                       /s/ JOHN J. PERROTTI
                                                       ---------------------------------------------
                                                       John J. Perrotti,
                                                       AS CUSTODIAN FOR CHRISTINE J. PERROTTI
                                                       UNDER THE NEW YORK UNIFORM GIFT TO MINORS ACT

                                                       /s/ EDWARD J. PELTA
                                                       ---------------------------------------------
                                                       Edward J. Pelta

                                                       /s/ JOHN W. PYSNACK
                                                       ---------------------------------------------
                                                       John W. Pysnack

                                                       /s/ GARY J. KIMMET
                                                       ---------------------------------------------
                                                       Gary J. Kimmet

                                                       TORQUE ACQUISITION CO., L.L.C.

                                                       By:    /s/ SANDER M. LEVY
                                                              --------------------------------------
                                                       Name:  Sander M. Levy
                                                       Title: PRESIDENT

                                 EXHIBIT INDEX

EXHIBIT NO.                                     DESCRIPTION
-----------             ------------------------------------------------------------
 (a)(4)                 Revised Bank Commitment Letter, dated February 3, 2000,
                        attached as Exhibit (b)(4) to the Schedule 14D-1 and
                        incorporated herein by reference.

 (c)(25)                Amendment No. 1 to Agreement and Plan of Merger, dated as of
                        February 3, 2000, attached as Exhibit I to the Supplement to the Offer to Purchase attached hereto as Exhibit (d)(9) and incorporated herein by reference.

 (d)(9)                 Supplement, dated February 4, 2000, to the Offer to
                        Purchase, dated December 15, 1999, attached as
                        Exhibit (a)(11) to the Schedule 14D-1 and incorporated herein by reference.

 (d)(10)                Letter of Transmittal, attached as Exhibit (a)(12) to the
                        Schedule 14D-1 and incorporated herein by reference.

 (d)(11)                Notice of Guaranteed Delivery, attached as Exhibit (a)(13)
                        to the Schedule 14D-1 and incorporated herein by reference.

 (d)(12)                Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees, attached as Exhibit (a)(14) to the Schedule 14D-1 and incorporated herein by reference.

 (d)(13)                Letter to Clients for use by Brokers, Dealers, Commercial
                        Banks, Trust Companies and Other Nominees, attached as
                        Exhibit (a)(15) to the Schedule 14D-1 and incorporated herein by reference.

 (d)(14)                Letter to Stockholders of the Company from James S. Gleason,
                        Chairman of the Board and Chief Executive Officer of the
                        Company, attached as Exhibit (a)(16) to the Schedule 14D-1 and incorporated herein by reference.

 (g)(13)                Press Release, dated February 4, 2000, attached as
                        Exhibit (g)(13) to the Schedule 14D-1 and incorporated herein by reference.